August 27, 2009

Mail Stop 3561

Ting Chen
Chief Financial Officer
China Carbon Graphic Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

RE: China Carbon Graphite Group, Inc.
       File No. 333-114564
       Form 10-K: For the Fiscal Year Ended December 31, 2008
       Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Ms. Chen:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief